Exhibit 1.02

SNAP-ON INCORPORATED

CONFLICT MINERALS REPORT

FOR THE YEAR ENDED DECEMBER 31, 2013

Overview

This is the Conflict Minerals Report (the “Report”) of Snap-on Incorporated (the “Company,” “we,” “us” or “our”) for calendar year 2013 in accordance with Rule 13p-1 of the Securities Exchange Act of 1934. This Report covers the Company’s due diligence efforts as to whether any of the products it manufactures or that it has contracted to be manufactured contain columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “conflict minerals”) that are necessary to the functionality or production of such products that may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “DRC”) or are from recycled or scrap sources.

The Company is a leading global innovator, manufacturer and marketer of tools, equipment, diagnostics, repair information and systems solutions for professional users performing critical tasks. The Company’s products and services include hand and power tools, tool storage, metal cutting products, saws and saw blades, diagnostic scanners and software, information and management systems, shop equipment and other solutions for vehicle dealerships and repair centers, as well as for customers in industries, including aviation and aerospace, agriculture, construction, government and military, mining, natural resources, power generation and technical education.

Due Diligence

In accordance with Securities and Exchange Commission (“SEC”) rules, we undertook due diligence efforts to determine whether the conflict minerals in the products we manufacture, or contract to manufacture, originated in the DRC or are from recycled or scrap sources. Our due diligence efforts were designed in conformity with the internationally recognized due diligence framework set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for each of the conflict minerals (collectively, the “OECD Framework”). For calendar year 2013, our due diligence efforts included:

Establish a Management System

We are committed to sourcing our products in accordance with the law, and we expect our suppliers to do the same. In 2012 we adopted a Conflict Minerals Policy, which is available on our website at http://www1.snapon.com/ConflictMineralsPolicy.nws, and updated our standard supply agreement forms to include new provisions related to compliance with our Conflict Minerals Policy. Our Conflict Minerals Policy requires all suppliers to (i) complete our annual conflict mineral survey (the “Survey”) regarding the country of origin of any conflict minerals contained in the products the supplier provides to us; (ii) cooperate with our due diligence efforts in connection with our country of origin inquiry; and (iii) provide us, upon request, with reasonable proof of any due diligence performed by the supplier to support the country of origin certification the supplier provides to us.

We also established a conflict minerals team that consists of members from our supply chain management, legal, internal audit and financial reporting functions. The team developed internal communications, including training programs, to educate different groups within the Company regarding (i) the conflict minerals rules; (ii) our Conflict Minerals Policy; and (iii) the processes developed to assess the source of conflict minerals in our products. The team designed our Survey and assisted with the development of a database for monitoring Survey results and compliance. We intend to create separate databases for each year going forward so that annual Survey results and information can be separately maintained and retained in accordance with the Company’s record retention policy.

To engage our suppliers, the team sent letters informing suppliers about our Conflict Minerals Policy. These letters provided information regarding the conflict minerals rules and links to frequently asked questions and the OECD Framework. These letters also contained a link to our Survey and instructions and information necessary to assist a supplier with the completion of the Survey.

Identify and Assess Risk in the Supply Chain

Our team began by engaging members of our supply chain and product management functions to identify our global suppliers. For 2013, our global supply chain consisted of 8,994 suppliers. We developed and provided supplier selection guidelines to product managers, other business unit associates and individual buyers within the supply chain to aid in identifying which suppliers presented a risk of providing products or components that may contain conflict minerals that are necessary to the functionality or production of our products. As a result of applying the supplier selection guidelines, we were able to eliminate as potential risks certain suppliers from our supplier population, including service-only suppliers as well as those suppliers that supplied packing and packaging material, chemicals, paper and paper products, and consumables that did not remain in our products. For 2013, we determined that approximately 24% of our suppliers needed to be surveyed.

We developed a web-based template for our Survey that was generally based on the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template, but was designed to be more aligned with our specific types of suppliers and supply chain. We conducted our Survey of the suppliers identified during the assessment of the supply chain and reasonable country of origin inquiry that we believed presented a risk of supplying parts or components containing conflict minerals from the DRC in a manner consistent with the EICC supplier survey guidelines for a downstream supplier in a position such as ours.

Numerous members of our supply chain team conducted our Survey and followed up with suppliers where needed. Individual buyers within the Company’s business units were tasked with communicating with the suppliers that served their business unit. In certain circumstances, the buyer or others within supply chain management sent follow-up written inquires to suppliers to request completion of the Survey or clarify responses.

We conducted an initial Survey during 2013 to (i) educate our suppliers; (ii) allow us an opportunity to address questions from our suppliers; and (iii) help us identify and assess risks in our supply chain and any possible issues with our systems and procedures. The response rate for our initial Survey was approximately 80%. We conducted a second Survey covering all purchases made during 2013 in the first quarter of 2014. In this second Survey, we received responses from approximately 92% of the suppliers surveyed. With respect to the 8% of suppliers that did not respond to our Survey, we do not have information regarding whether conflict minerals are contained in the products those suppliers provide to us or, if present, the source of those conflict minerals.

We also asked each supplier that indicated in its Survey that the conflict minerals in its product(s) did not originate in, or transmit through, the DRC whether it: (i) had a conflict minerals reporting policy; (ii) implemented due diligence measures for conflict mineral sourcing; (iii) requests that its suppliers complete conflict mineral reporting surveys; (iv) verifies due diligence information obtained from its suppliers; and (v) is subject to the conflict mineral rules.

Design and Implement Strategies to Respond to Identified Risks

The Company’s buyers were responsible for overseeing the completion of the Survey for each of their supplier relationships. The results were loaded into our database and reviewed periodically by our sourcing function management, as well as by members of the conflict minerals team. The team met with members of senior management periodically to discuss the Survey status and results as well as issues, if any.

If a supplier did not complete the Survey in a timely manner, the buyer sent the supplier a written reminder. If a Survey was not completed properly, either the buyer or head of our sourcing function communicated with the supplier to facilitate the completion of the Survey. In addition, if there were questions regarding a supplier’s responses, the head of our supply function contacted that supplier to clarify or confirm the information and to ensure that the Survey had been properly completed.

Refiner/Smelter Due Diligence Practices

The Company is a downstream consumer of conflict minerals and is many steps removed from the smelters and refiners who provide minerals and ores. We do not purchase any conflict minerals in their raw material form and, to the best of our knowledge, do not purchase any products or components directly from the DRC. As a result, we do not perform or direct audits of smelters and refiners within our supply chain.

Report Annually on Supply Chain Due Diligence

This Report and the Form SD were publicly filed with the SEC and are available on our website at http://www1.snapon.com/ConflictMineralsReport.nws.

Survey Results

Based on our Survey results, (i) approximately 70% of suppliers surveyed reported that their products do not contain any conflict minerals; (ii) approximately 74% of suppliers surveyed reported that the conflict minerals in their products did not come from the DRC; and (iii) none of our suppliers reported that the products they supply to us were known to contain conflict minerals that originated in the DRC. In addition, approximately 8% of the suppliers surveyed were uncertain whether the products they supplied to us contained conflict minerals and approximately 17% were uncertain of the origin of the conflict minerals in the products they supplied to us.

Based on our Survey and diligence efforts discussed herein, we believe that a number of our suppliers currently do not have the necessary information available to them (or do not receive sufficient information from suppliers in their respective supply chains) to provide us with a definitive answer regarding the ultimate source of the conflict minerals in the products they supply to us.

Determination and Product Description

Based on our due diligence efforts and other factors described herein, we do not have, for calendar year 2013, sufficient information from our suppliers to determine whether the conflict minerals contained in the products we manufacture or contract to manufacture originated in the DRC and, if so, whether the conflict minerals were from recycled or scrap sources. These products include our hand tools, power tools, tool storage, shop equipment, metal cutting products, saws and saw blades and diagnostic scanners. Based on our due diligence efforts, we are also unable to determine the facilities used to process the conflict minerals in these products, the country of origin of the necessary conflict minerals in these products or the mine or location of origin with the greatest possible specificity.

Future Improvement Efforts

We currently intend to take the following steps to improve our due diligence and conflict minerals reporting procedures and to mitigate the risk that any of our necessary conflict minerals benefit armed groups:

•	Refine our Survey and the instructions provided to suppliers.

•	Continue to reach out to suppliers in an attempt to increase our Survey response rate.

•	Engage with suppliers that represent greater risk, as well as with those that are unable to determine the source of the conflict minerals in their supply chain, to obtain the necessary survey information.

•	Provide continuing education and training to our employees and suppliers regarding our Conflict Minerals Policy and the conflict minerals rules.

Independent Audit

For calendar year 2013, in accordance with SEC rules and related guidance, an independent private sector audit of this Report was not required.

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